UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                        (Amendment No.              )*



                        SOUTH BRANCH VALLEY BANCORP, INC.
                                (Name of Issuer)


                                     COMMON
                         ------------------------------
                         (Title of Class of Securities)


                                    836730
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all over provisions of the Act (however, see the Notes).




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CUSIP NO. 836730                      13G                   Page 2 of 4  Pages


1)    Name of Reporting Person            CRITES, JOHN W.
      S.S. Number of Above Person         ###-##-####

2)    Check the appropriate box
      if a member of a group*             A              B   X
                                            --------       -------

3)    (for SEC use)

4)    Citizenship                         U.S.

Number of Shares Beneficially
Owned by Each Reporting
Person with:

5)    Sole Voting Power                    25,905
6)    Shared Voting Power                    -0-
7)    Sole Dispositive Power               25,905
8)    Shared Dispositive Power               -0-

9)    Aggregate Amount Beneficially
      Owned by Each Reporting Person       25,905

10) Aggregate amount reported as beneficially owned does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

11)   Percent of Class Represented
      in Amount in Item 9                 6.84

12)   Type of Reporting Person            IN













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CUSIP NO. 836730                      13G                    Page 3 of 4 Pages

                 ATTACHMENT TO SCHEDULE 13G OF JOHN W. CRITES


Item 1.
Issuer:                 SOUTH BRANCH VALLEY BANCORP, INC.

Issuer Address:         310 N. MAIN STREET
                        MOOREFIELD, WV 26836

Item 2.
Name of Person Filing:  JOHN W. CRITES

Residence:              46 POINT DRIVE
                        PETERSBURG, WV 26847

Citizenship:            UNITED STATES

Title of Class:         COMMON

CUSIP number:           N/A

Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check
whether the person filing is a:       N/A  for all

Item 4.
Amount Beneficially Owned:    25,905

Percent of Class:             6.84%

Mr. Crites has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of all 25,905 shares.












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CUSIP NO. 836730                      13G                    Page 4 of 4 Pages


                 ATTACHMENT TO SCHEDULE 13G OF JOHN W. CRITES

Item 5.
Ownership of Five Percent
or Less of a Class:     N/A

Item 6.
Ownership of more than Five Percent on Behalf of Another Person.

Allegheny Wood Products, Inc., a corporation principally owned by Mr. Crites, owns 23,905, or 6.32% of these shares. Allegheny Wood Products, Inc. has the right to receive, or the power to direct the receipt of dividends from, or the
proceeds from the sale of, these shares.   Mr. Crites derives his aggregate
beneficial ownership from these shares and the 2,000 shares directly owned by Mr. Crites.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.
Identification and Classification of Members of the Group:    N/A

Item 9.
Notice of Dissolution of Group:  N/A

Item 10.
CertificatioBy signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Date:         February 5, 1997
                              -------------------------------------------


                              Signature:     /s/ John W. Crites, Director
                              -------------------------------------------

By his signature on form 13G, Mr. Crites adopts the  certification  set forth in
Item 10.



                              Date:     February 5, 1997
                              ----------------------------------


                              Signature:     /s/ John W. Crites, Director
                              -------------------------------------------


                              Name & Title:   John W. Crites, Director
                              -----------------------------------------





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